1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

John J. O’Brien

Associate

215.963.4969

jobrien@morganlewis.com

June 23, 2011

FILED AS EDGAR CORRESPONDENCE

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:                               SEI Institutional Investments Trust 485(a) Filing

Dear Ms. O’Neal-Johnson:

On behalf of our client, SEI Institutional Investments Trust (the “Trust” or “SIIT”), this letter responds to the comments you provided via telephone on May 4, 2011, regarding the Trust’s post-effective amendment No. 51, under the Securities Act of 1933, as amended (the “1933 Act”), and No. 52, under the Investment Company Act of 1940, as amended, to its registration statement filed with the SEC on April 8, 2011 pursuant to Rule 485(a) under the 1933 Act, for the purpose of adding the Multi-Asset Real Return Fund (the “Fund”) as an additional series of the Trust.  Below, we have briefly summarized your comments and questions, followed by our responses.

1.                                      Comment.              In the fourth paragraph of the “Principal Investment Strategies” section of the Fund Summary, the prospectus defines equity securities to include “common or preferred stocks, warrants, rights, depositary receipts, equity-linked securities and other equity interests.”  Please clarify whether the Fund will invest in any foreign equity securities.

Response.              In response to your comment, we have amended the disclosure to state that the Fund may invest in foreign equity securities.

2.                                      Comment.              The sixth paragraph of the “Principal Investment Strategies” section of the Fund Summary discusses the Fund’s qualifications as a regulated investment company under the Internal Revenue Code.  Please move this paragraph to the “More Information About

Investments” section of the prospectus, or elsewhere in the prospectus, as appropriate, as this is likely not a principal investment strategy of the Fund.

Response.              In response to your comment, we have relocated the disclosure regarding the Fund’s qualification as a regulated investment company under the Internal Revenue Code to the “Taxes” sub-section under the “Dividends, Distributions and Taxes” section of the prospectus.

3.                                      Comment.              The seventh paragraph of the “Principal Investment Strategies” section of the Fund Summary notes that the Fund may invest in credit default swaps.  If the Fund will write credit default swaps, please confirm in the Trust’s Correspondence filing that the Fund will cover the full notional value of any credit default swaps it writes.

Response.              The Fund may write (sell) credit default swaps.  If the Fund writes (sells) a credit default swap, then the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit event, as defined under the terms of the particular swap agreement.  Typically, this is the notional amount of the instrument underlying the swap agreement.

4.                                      Comment.              The “More Information About Investments” section of the prospectus notes that the Board may change the Fund’s investment policies and restrictions without shareholder approval.  Please state whether shareholders would be provided with notice of such a change.

Response.              The Trust has not self-imposed any requirement to provide shareholders with notice of any changes by the Board to the Fund’s non-fundamental investment policies and restrictions.

5.                                      Comment.              In the “Investment Adviser and Sub-Adviser” section of the prospectus, please provide the anticipated date of the annual shareholders’ report that will include a discussion regarding the basis for the Board’s approval of the Fund’s investment advisory and sub-advisory agreements.

Response.              In response to your comment, we have revised the disclosure to read as follows: “A discussion regarding the basis for the Board of Trustees’ approval of the Fund’s investment advisory and sub-advisory agreements will be available in the Trust’s semi-annual report covering the period June 1, 2011 through November 30, 2011.”

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien